

August 3, 2010

Via U.S. Mail and Facsimile to 303-316-4812

A. Laurence Jones
President and Chief Executive Officer
Startek, Inc.
44 Cook Street, 4th Floor
Denver, CO 80206

      Re: Startek, Inc.
              Form 10-K for the fiscal year ended December 31, 2009
              Filed February 25, 2010
              File No. 001-12793

Dear Mr. Jones:

We have reviewed your filing and have the following comments. Except where indicated, please confirm that you will comply with our comments in future filings.

Please respond to this letter within ten business days by providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed March 18, 2010

Compensation Discussion and Analysis, page 11

1.   We note you have not included any disclosure in response to Item 402(s). Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

How We Determine to Pay What We Pay, page 12

2.   In the second full paragraph on page 13, you disclose that the Compensation Committee made stock option grants for 2009 to your Named Executive Officers which appear in the Grants of Plan Based Awards Table on page 18. Further, we note you made these grants based "upon assessments of individual performance" and efforts to achieve operational

goals such as expanding your delivery platform. However, this disclosure is too general because it does not explain the kinds of qualitative or quantitative assessments you made for each NEO. In this regard, we refer you to the response to Comment 2 in your response letter dated September 18, 2008 where you agree to disclose in more detail how you analyzed individual performance in making executive compensation decisions. In your response letter, please explain your current disclosure in light of your earlier response.

Executive Incentive Bonus Plan, page 14

3.   The table on page 15 shows your corporate financial targets. We note that different levels of achievement of these targets matches with different levels of payouts. For instance, achievement between 95% to 105% of the revenue target matches with a payout of 50% to 150%. Please disclose exactly how the matching occurs—for instance, is the payout proportional such that a 100% level achievement equals a 100% payout?

4.   As disclosed at the bottom of page 14 and in the second paragraph on page 15, we also note that 20% of the executive incentive bonus plan is based upon the NEOs achieving individual goals that were "specific to the executive's role and included such milestones as bookings goals or off-shore launch initiatives." At the same time, it appears that individual bonuses also depend on whether your NEOs, as a team, achieve certain goals. In your response letter and in future filings, please

- Explain in more detail how you separated individual goals and "team 'individual goals'," and
- Disclose all of your individual goals and individual team goals (we note you had 11 individual team goals in the first half of 2009 and 9 individual team goals in the second half of 2009) and why you deemed these goals to be achieved (here, we again refer you to the response to Comment 2 in your response letter dated September 18, 2008 where you agree to disclose individual performance goals and your analysis of individual performances in arriving at certain bonuses).

5.   Further, in your response letter, please explain the mechanism for determining the average payout of each executive's bonus target. For instance we note the average payout for the first half of 2009 was 138% and for the second half of 2009 was 28%. Please confirm (or explain how) you arrived at this number by multiplying the payout of a performance target against its weight and summing the results.

Summary Compensation Table, page 17

6.   We note you disclosed compensation under the Bonus Column of the Summary Compensation Table. Please explain whether the amounts disclosed were pursuant to the individual portion of the Executive Incentive Bonus Plan or another program.

Outstanding Equity Awards Table, page 19

7.   Please disclose the vesting dates of the equity awards. For instance, we note you have disclosed in footnote (f) that Mr. Thorpe would have options vest as to 20% of the shares on the first anniversary of the grant date and 20% of the remaining shares for each year thereafter. However, you have not disclosed the grant date so that it is possible to calculate the vesting date. Where feasible disclose the exact vesting dates or the grant date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy
for Larry Spirgel
Assistant Director